EXHIBIT 21.1

SUBSIDIARIES OF ATLANTIC GREEN POWER HOLDING COMPANY

Name of Subsidiary	Jurisdiction of Organization
Atlantic Green Power Corporation	New Jersey

Quinton Solar Energy 1 LLC	Delaware

Quinton Solar Energy 2 LLC	Delaware

Beckett Solar Energy LLC	Delaware

Upper Pittsgrove Solar 1 LLC	Delaware

Upper Pittsgrove Solar 2 LLC	Delaware

Woodstown Solar LLC	Delaware